UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[_]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.
2000 16th Street
Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2019 and 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrative Committee
DaVita Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of DaVita Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental schedules of Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2001.
Seattle, Washington
June 23, 2020

DAVITA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(dollars in thousands)

	2019	2018
Assets:
Cash and cash equivalents	$128	$81
Investments at fair value	2,082,006	1,567,905
Receivables:
Notes receivable from participants	97,519	83,753
Employer contributions	65,661	69,363
Participant contributions	9,432	9,187
Net assets available for benefits	$2,254,746	$1,730,289
See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018
(dollars in thousands)

	2019	2018
Investment income:
Interest on investments	$1,869	$1,786
Dividends	20,751	16,202
Net appreciation (depreciation) in fair value of investments	345,052	(123,977)
Total net investment income (loss)	367,672	(105,989)
Participant notes receivable interest	4,625	3,681
Contributions:
Employer	65,661	69,363
Participant	247,457	237,691
Rollovers	16,480	16,117
Total additions	701,895	220,863

Benefit payments	(171,791)	(144,688)
Administration expenses	(5,647)	(5,079)
Net increase before transfer of assets	524,457	71,096
Transfer of assets out of the Plan	—	(3,706)
Transfer of assets into the Plan	—	1,754
Net assets available for benefits at beginning of year	1,730,289	1,661,145
Net assets available for benefits at end of year	$2,254,746	$1,730,289
See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

(1)	Description of Plan
The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions. All capitalized terms used herein that are not defined, shall have the meaning given to them in the Plan.
(a) General
The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18 (however, a participant must wait until the first of the month after attaining age 18 and completing 12 months of service before being eligible for the discretionary matching contribution). The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, residents of the Commonwealth of Puerto Rico, employees covered under a collective bargaining agreement and employees of DaVita Medical Holdings, LLC, a former wholly-owned subsidiary of the Company that was sold during the current Plan Year, and any of its subsidiaries. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Plan Transfer of Assets
Effective June 1, 2018 the Company sold 100% of the equity its direct primary care business, DaVita DPC Holding Co., LLC (Paladina Health). In conjunction with the sale of Paladina Health, the Plan transferred total assets of $2,385 out of the Plan.
Auto Enrollment
All new employees of the Company, except employees from plans transferred into the Plan, are automatically enrolled in the Plan at a pre-tax deferral rate of six percent of Compensation upon meeting the eligibility requirements as described above.
Automatic Increase Contributions
New employees of the Company are subject to an escalation of Automatic Contributions. Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will see their deferral rate increase annually by one percent each January 1st until their deferral rate reaches 10%. All eligible participants receive a notice of the right to opt out of the escalation of Automatic Contributions before such increased contributions are made. If the Participant does not make an affirmative election on or before the deadline, the Participant’s deferral percentage in effect as of December 31st of the prior Plan Year shall be increased as described above.
(b) Contributions
Participants may elect to contribute a maximum percentage of 75% of their Compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Participants may elect to contribute Compensation on a pre-tax basis, an after-tax (Roth) basis or a combination of both. Participants may change their election prospectively at any time.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

Effective January 1, 2018, the Company elected to make a discretionary matching contribution to the Plan for each eligible Participant in an amount equal to 50% of the participant’s contributions, up to 6% of Compensation each pay period. However, if the Participant had a base salary of $120 and was in a position of director or above as of December 31, of the prior Plan Year, the maximum match for that employee did not exceed $3.6. The matching contribution is calculated on a payroll by payroll basis, funded annually the following January and is only allocated to participants who are employed on the last day of the Plan Year (unless the Participant died, became Totally and Permanently Disabled, or terminated on or after Normal Retirement Age).  The Company’s discretionary matching contributions are invested in accordance with the participant’s investment elections for participant contributions.
Participants may direct their investments into the DaVita Stock Fund, certain registered investment company funds and a common commingled trust fund as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 20% of their contributions into the DaVita Stock Fund.
Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily, subject to applicable restrictions set forth in the insider trading policy of the Company if such elections or transfers involve the DaVita Stock Fund. Participants who have attained the age of 50 before the close of the Plan Year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.
As part of the Plan restatement in 2018, the Company may no longer elect to make discretionary contributions, except as part of the employer matching contributions discussed above.
Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provisions under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.
(c) Participant Accounts
The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.
(d) Vesting
Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Participants in the Plan prior to January 1, 2018 are 100% vested in Employer match contributions, while Participants joining the Plan on or after January 1, 2018 vest in Employer match contributions 25% per year over a four year period. Employees become fully vested upon death, Total and Permanent Disability or Normal Retirement Age.
(e) Benefit Payments
Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the DaVita Stock Fund, they may elect to receive a distribution of those shares. Participants may receive

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

distributions either upon termination of service, by obtaining age 59½, incurring a financial hardship, withdrawing their rollover and after‑tax contributions or upon termination of the Plan. Rollover and after‑tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59½, incurs a financial hardship, terminates service or upon termination of the Plan. However, unless the participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan Year, in which the latest following event occurs: a participant reaches Normal Retirement Age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 72, or 70½ if the participant attained the age of 70½ before January 1, 2020. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s Vested Account.
Terminated participants with Vested Account balances greater than $1 and less than $5 will have their account transferred to another qualified account unless they elect to have a rollover or lump sum payment. For termination of service with Vested Account benefits of $1 or less, a participant may automatically receive the Vested Account interest in his or her account in a lump sum distribution unless a rollover is elected.
Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. For hardship distributions taken before January 1, 2020, Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, Roth contributions, vested matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. For hardship distributions taken prior to January 1, 2020, Participant’s contributions will be suspended for at least six months after the receipt of a hardship distribution.
In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.
(f) Notes Receivable From Participants
The Plan permits participants to borrow a minimum of $1 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50 reduced for any prior note receivable outstanding.
The note receivable must be repaid generally within 5 years or within 10 years when the proceeds are used to purchase a principal residence of the participant and bears a fixed interest rate at prime as stated in the Wall Street Journal on the last day of the month preceding the month in which the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2019, with maturities through December 2038, which includes loans transferred in from other plans, primarily related to mortgage loans. Notes receivable are secured by the Participant's Vested Account.
(g) Plan Termination
Although it has not expressed the intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

(2)	Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.
(b) Income Recognition and Net Investment Income
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is accrued when earned. Dividends are recorded on the ex‑dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.
(c) Investments
The Plan’s investments at December 31, 2019 and 2018 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common commingled trust funds are calculated as discussed below. The DaVita Stock Fund is valued at fair value based on its year‑end unit closing price from the New York Stock Exchange (comprised of year‑end market price of underlying stock plus uninvested cash position).
The T. Rowe Price Stable Value Fund C (Stable Value Fund) is a common commingled trust (CCT) fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund is measured at fair value based upon the price at which participants are able to transact on a daily basis under the terms of the Plan.
The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d) Receivables – Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.
(e) Receivables – Participant Contributions
Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.
(f) Receivables – Employer Contributions
Receivables from participant contributions are stated at net realizable value, and represent employer matching contributions that have not yet been contributed to the plan.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

(g) Benefit Payments
Benefits are recorded when paid.
(h) Administrative Expenses and Investment Management Fees
All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the DaVita Stock Fund, which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. Beginning in July, 2018, fees deducted from participant accounts are held within the Plan and invested in the Vanguard Federal Money Market Fund until used to pay administrative expenses.
(i) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management (Plan Management), which consists of both the Plan Administrator and the Plan Administrative Committee, to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Related Party and Party‑in‑Interest Transactions
Voya Financial is the Trustee and recordkeeper for the Plan. Each fund within the Plan has its own investment manager. The transfer of assets, as well as the recordkeeping functions of the Plan qualify as party-in-interest transactions. Additionally, the Company provided personnel and administrative functions for the Plan at no charge to the Plan. The Plan also holds shares of the Company’s Common Stock, which qualifies as a party-in-interest transaction. State Street Corporation is the custodian of the shares held in the DaVita Stock Fund.

(4)	Tax Status
The Plan received a favorable determination letter from the IRS dated June 21, 2016, stating that the Plan qualifies under Section 401(a) of the Code. The Plan has subsequently been amended and restated. Plan Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the Code, and as a result, is exempt from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.
U.S. generally accepted accounting principles require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

(5)	Forfeitures
At December 31, 2019 there were no forfeited non-vested accounts. At December 31, 2018, forfeited non-vested accounts totaled $17. These accounts may be used to reduce future employer contributions or pay Plan expenses. During 2019 and 2018, forfeitures of $21 and $70, respectively, were used to pay administrative expenses.

(6)	Nonparticipant-directed investments
Information about the net assets and the significant components of the changes in net assets for the year ended December 31, 2019 relating to the nonparticipant-directed registered investments is as follows:

Vanguard Federal Money Market Fund
2019
Net assets, beginning of year	$2,097
Change in net assets
Dividends	48
Transfers in — administration expenses	3,265
Disbursements — administration expenses and other	(3,039)
Net assets, end of year	$2,371

(7)	Fair Value Measurements
The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2019:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$730,405	$730,405	$—	$—
Investments in Common Commingled Trust Funds	1,316,233	1,235,269	80,964	—
DaVita Stock Fund	35,368	35,368	—	—
Total investments at fair value	$2,082,006	$2,001,042	$80,964	$—

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2018:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$529,882	$529,882	$—	$—
Investments in Common Commingled Trust Funds	1,011,782	928,022	83,760	—
DaVita Stock Fund	26,241	26,241	—	—
Total investments at fair value	$1,567,905	$1,484,145	$83,760	$—
The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.
Investments in common commingled trust funds are recorded at fair value using the price at which participants are able to transact under the terms of the Plan as measured and available for redemption on a daily basis by the common commingled trust fund managers to meet benefit payments and other participant initiated withdrawals. The Plan is required to provide 12 months’ advance written notice to the trustee prior to redemption of trust units upon withdrawal from the fund. There are no restrictions related to the redemption notice period and there were no unfunded commitments at December 31, 2019. See (2)(c) under Summary of Significant Accounting Policies for further discussions.
DaVita Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.
The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan Management believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

(8)	Reconciliation of Plan Financial Statements to the Form 5500
The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2019 and 2018:

	2019	2018
Net income:
Net increase before transfer of assets per financial statements	$524,457	$71,096
Deemed distributions	(1,189)	(1,993)
Net income per Form 5500	$523,268	$69,103
Net assets available for benefits:
Net assets available for benefits per financial statements	$2,254,746	$1,730,289
Deemed distributions	(5,402)	(4,213)
Net assets available for benefits per Form 5500	$2,249,344	$1,726,076

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
(dollars in thousands)

(9)	Late Remittance
As reported on the supplemental schedule of delinquent contributions (Schedule H, Line 4a), the Company remitted certain participant contributions to the trustee outside the time period required by the Department of Labor Regulation 2510.3-102. Delinquent contributions of $23 from the 2017 Plan Year were remitted to participant accounts in November, 2019. The Company is in process of remitting lost earnings, including interest, related to the delinquent contributions of $2 as of June 23, 2020, the day the financial statements were available to be issued.

(10)	Subsequent Events
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a pandemic, and the virus continues to spread throughout the world. Plan Management is closely monitoring the impact of the pandemic and the resulting economic downturn on all aspects of the Plan, including the potential volatility in the Plan's investment portfolio. The long-term impact of this public health crisis on the Plan will depend on future developments that are highly uncertain and difficult to predict, including among other things, the severity and duration of the pandemic, its impact on the U.S. and global economies, and the timing scope and effectiveness of federal, state and local governmental responses. At this time, Plan Management cannot reasonably estimate the ultimate impact the COVID-19 pandemic will have on the Plan's financial condition and net assets, but the adverse impact could be material.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The CARES Act includes, among other things, several relief provisions available to tax qualified retirement plans and their participants. The Plan has implemented certain of these provisions, including, among other things, expanded distribution options and favorable tax treatment for coronavirus related distributions to qualified individuals of up to $100 and the suspension of certain qualified loan repayments for up to one year.

DAVITA RETIREMENT SAVINGS PLAN

Schedule I

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Common Commingled Trust Funds:
T. Rowe Price	T. Rowe Price Stable Value Fund - (Class B)	$80,964
*Voya	Voya Small-Cap Opportunities Fund	14,983
T. Rowe Price	T. Rowe Price Retirement 2005 Fund - (Class C)	4,164
T. Rowe Price	T. Rowe Price Retirement 2010 Fund - (Class C)	7,816
T. Rowe Price	T. Rowe Price Retirement 2015 Fund - (Class C)	34,370
T. Rowe Price	T. Rowe Price Retirement 2020 Fund - (Class C)	124,220
T. Rowe Price	T. Rowe Price Retirement 2025 Fund - (Class C)	165,923
T. Rowe Price	T. Rowe Price Retirement 2030 Fund - (Class C)	180,277
T. Rowe Price	T. Rowe Price Retirement 2035 Fund - (Class C)	208,947
T. Rowe Price	T. Rowe Price Retirement 2040 Fund - (Class C)	171,989
T. Rowe Price	T. Rowe Price Retirement 2045 Fund - (Class C)	130,573
T. Rowe Price	T. Rowe Price Retirement 2050 Fund - (Class C)	107,892
T. Rowe Price	T. Rowe Price Retirement 2055 Fund - (Class C)	73,593
T. Rowe Price	T. Rowe Price Retirement 2060 Fund - (Class C)	10,522

Registered Investment Company Funds:
**Vanguard	Vanguard Federal Money Market Fund	2,371
MetWest	MetWest Total Return Bond Fund	29,264
Vanguard	Vanguard Total Bond Market Index Fund Institutional Plus	140,059
Vanguard	Vanguard Institutional Index Fund Institutional Plus	208,420
T. Rowe Price	T. Rowe Price Institutional Large-Cap Growth Fund	58,275
Vanguard	Vanguard Extended Market Index Institutional Fund Institutional Plus	104,288
Dodge and Cox	Dodge & Cox Stock Fund	18,529
American Funds	American Funds EuroPacific Growth Fund	13,858
Vanguard	Vanguard Total International Stock Index Fund Institutional Plus	155,341
Common Stock:
*DaVita Inc.	DaVita Stock Fund	35,368
*Participant loans	3.25% - 10.50% maturing through December 2038	97,519
	Total	$2,179,525
* Represents a party-in-interest.
** Non-participant directed investments. Cost of the non-participant directed investments approximates current value at December 31, 2019.
.
See accompanying report of independent registered public accounting firm.

Schedule II

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2019
(dollars in thousands)

		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP** and PTE 2002-51***
Year	Participant Contributions Transferred Late to the Plan*	Contributions Not Corrected	Contributions Corrected Outside VFCP**	Contributions Pending Correction in VFCP**

2017	$23	$23	$—	$—	$—
* Participant loan payments are not included.
** Voluntary Fiduciary Correction Program.
*** Prohibited Transaction Exemption 2002-51.
.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA
RETIREMENT SAVINGS PLAN

BY:	/s/ Cynthia Baxter
Cynthia Baxter
Designated Representative of the Plan
Administrator

Date: June 23, 2020